ESTD 2020

HOMETEAM

NASHVILLE, TN



Good Pizza for Good People - Our Story

Hometeam Pizza began as a dream to create a neighborhood hangout while making the best pizza.

We started making pizzas for friends in our home kitchen in the Nations in 2019, and by 2020, Kevin was selling pizzas to new customers in the neighborhood. In January 2021, we moved into Citizen Kitchens to test and prove our concept.

People often ask, “What made you want to start a pizza company?” Our answer has always been simple: we wanted to make *good pizza for good people.*

Even with limited capacity, we’ve served over 11,000 pizzas to more than 6,000 customers, developed a full menu, expanded our hours, and grown our team over the past four years. Now, we’re thrilled to be opening a permanent space.

The name *Hometeam* reflects our values of family, quality, and community. To us, your *Hometeam* is made up of the people you hold closest—those who cheer you on and support you through it all.



HOMETEAM PIZZA







ESTD 2020

HOMETEAM

NASHVILLE, TN




PIZZA
NASHVILLE, TN
615-920-4968
@HOMETEAMNASH
WWW.HOMETEAMNASH.COM
HOMETEAM PIZZA


HOMETEAM PIZZA
123 MAIN ST. NASHVILLE, TN 12345
888-888-8000
ORDER #:


CITIZEN

Hometeam: A Brand That Nashville Loves

We have built a brand that focuses on high quality and exceptional hospitality.

- Almost all business procured through word of mouth and unpaid social media channels
- Nashville Scene
- Perfect 5 Star Rating on Google (yes, really.)
- Featured on Bussin' With The Boys Podcast
- Highlighted in *Edible Nashville'*
  Favorite Pizza Pies"


BELLS BEND
Nashville
MUSIC ROW
See photos
See outside
Hometeam Pizza
5.0 ★★★★★ 102 Google reviews
$10–20 · Pizza restaurant



Vision for Belmont Boulevard

- A vibrant, community-centered pizzeria that feels like a neighborhood staple
- Attract families, friends, and college students by creating a neighborly, inclusive, and lively atmosphere
- Leverage a prime location to drive multiple revenue streams—dine-in, carryout, delivery, catering, and pizza by the slice
- A place for every occasion: offering quick lunch slices, happy hour beers, corporate catering, college football Saturdays, patio gatherings, and birthday celebrations
- Pay forward by engaging in charitable partnerships with local schools and youth sports organizations


HOMETEAM
PIZZA
CARRY OUT & DELIVERY
HOMETEAM

A conceptual representation of the atmosphere we envision


BEER
HOME OF HELLS
Hells Lager
Camden Pale Ale
CIVERINOS
PIZZA
Italian
ICES
PEPSI
Coca-Cola
PIZZA by the SLICE
BALL
STRIKE
GUEST
DAKTRONICS
INNING
More
HOME SLICE
TAKE-OUT
OPEN Authentic
N.Y. STYLE
PIZZA

Designed for Gathering, Built for Growth



UP
Community Seating
Outdoor Seating
Front Counter
Kitchen
Pizza by the Slice
To-Go & Delivery Area

Prime, Location Location Location

College Students + Affluent Neighborhood

- 9,000+ Belmont University students, just steps away
- Strong demand for fast-casual, affordable meals
- Median household income: $86,000+
- Located in the highly walkable Belmont-Hillsboro area, attracting consistent pedestrian traffic
- Ideal for dine-in, delivery, late-night, and campus partnerships
- ***Limited pizza options in Belmont and nearby neighborhoods (12 South, Hillsboro Village)***


HOMETEAM IN THE MAKING
SUPPORT
THE SLICE



Investment Overview

Summary

- Hometeam Pizza is raising funds to open our first brick-and-mortar location on Belmont Blvd in Nashville.
- We are offering equity ownership in the flagship location in exchange for investment.

Target Total Raise: $600,000

- **$550,000** – Renovation & restaurant build-out
- **$50,000** – Opening costs, marketing, initial staffing, and cash reserve

Investment Structure

- **Equity ownership**
- **Investor-first distributions**:
  - Investors will receive 108% of their initial investment from cash flow during a capital recovery phase; Owners will not be taking distributions during this period
  - After capital recovery phase, is completed available free cash flow will be distributed in proportion to ownership annually.
    i. Owner will take a small salary of $58K/yr for operating the business & acting as general manager for the first few years

How to Invest

WeFunder

Because of an overwhelmingly positive interest in investing we have chose to open a crowd-investment campaign using WeFunder. This will allow us to take on investment from non-accredited investors and facilitate investments at a lower dollar amount. You can find more information here:

For investments over $20K please schedule time with us to discuss!

A Partner You Can Trust: Frequent, Honest and Transparent Communication

Bi-Annual Investor Meeting/Report Including:

- **Financial Overview:** Revenue breakdown by channel, profit and loss summary, and progress toward annual financial goals
- **Customer & Sales Insights:** Key item sales and a summary of customer feedback
- **Operational Updates:** Marketing efforts, community engagement, and updates on staffing and equipment
- **Looking Ahead:** Upcoming goals and initiatives, anticipated risks and challenges, and opportunities for investor involvement

If you are interested in chatting more please reach out: [redacted]

ESTD 2020

HOMETEAM

NASHVILLE, TN

HOMETEAM

PIZZA